Polypore International, Inc.
 13800 South Lakes Drive
Charlotte, NC  28273

April 18, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                               Polypore International, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4, filed on the date hereof, relating to the offer to exchange (the “Exchange Offer”) of up to $300,000,000 in aggregate principal amount at maturity of 10½% Senior Discount Notes due 2012 (the “Exchange Notes”) for outstanding 10½% Senior Discount Notes due 2012 (the “Original Notes”), Polypore International, Inc. (the “Company”) hereby represents that:

(A)          The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Company shall make each person participating in the Exchange Offer aware, through the prospectus relating to the Exchange Offer (the ”Prospectus”) or otherwise, that if the Exchange Offer is being registered for the purpose of secondary resales, any holder of an Original Note using the Exchange Offer to participate in a distribution of the Exchange Notes (i) could not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Securities Act.

(B)           The Company (i) shall make each person participating in the Exchange Offer aware, through the Prospectus, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver the Prospectus in connection with any resale of the Exchange Notes and (ii) shall include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the additional provision that, if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer.  The transmittal letter or similar documentation shall also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

POLYPORE INTERNATIONAL, INC.

By:	/s/ Frank Nasisi
Name: Frank Nasisi
Title: President and Chief Executive Officer